345 Park Avenue	Main 212.407.4000
New York, NY 10154	Fax 212.407.4990

August 21, 2024

United States Securities and Exchange Commission

Division of Corporation Finances

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	HomesToLife Ltd
Amendment No.1 to Draft Registration Statement on Form F-1
Submitted July 17, 2024
CIK No. 0002023153
Attn: Jenna Hough and Lilyanna Peyser

Dear Ms. Hough and Ms. Peyser:

On behalf of our client, HomesToLife Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated July 31, 2024 (the “Staff’s Letter”) regarding the Company’s amendment No. 1 to Draft Registration Statement on Form F-1 (the “Amendment No. 1”). Contemporaneously, we are filing Registration Statement on Form F-1 via Edgar (the “F-1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the F-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Use of Proceeds, page 33

1.	We note your revised disclosure and response pursuant to comment 4 and reissue in part. Please state here, as you noted in your response, that you have not yet identified specific assets or businesses to acquire.

Response: In response to the Staff’s comments, the Company has included additional disclosure on page 33 of the F-1.

Los Angeles      New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing Hong     Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission
August 21, 2024

Combined Financial Statements

Combined Statements of Operations, page F-4

2.	We read your response to prior comment 13. Please tell us and disclose in a financial statement footnote the nature of the amounts included in the recovery from over-accruals line item and the facts and circumstances resulting in the recovery from over-accruals in each period presented. Also tell us:

●	the nature and amounts of the related expenses originally accrued in each period presented and the statement of operations line item(s) in which the original expenses were included,

Response: In response to the Staff’s comments, the expenses originally over-accrued, which relate to operating expenses, have been reclassified into general and administrative or sales and marketing expenses, amounting to SGD$78,188 (2022: SGD$9,923). Details of the transactions that have not been reclassified are further disclosed on page F-4.

●	why the recovery from over-accruals were not included in the same line item(s) that the original expenses were included in, if true, and

Response: In response to the Staff’s comments, the Company has reclassified the recovery from over-accruals to the same line item in which the original expenses were relatively included by nature.

●	the GAAP literature you are relying upon for including the recovery from over- accruals in other income, net.

Response: In response to the Staff’s comments, there is no GAAP literature that the Company is relying upon for including the recovery from over-accruals in other income, net. The Company has reclassified the recovery to the same line item in which the original expenses were included.

Please call me at 212-407-4939 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,
/s/ Xiaoqin (“Sherry”) Li
Xiaoqin (“Sherry”) Li
Senior Counsel